SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 7)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Alliance Fiber Optic Products, Inc.
(Name of Subject Company (Issuer))
Apricot Merger Company
(Name of Filing Persons (Offeror))

a wholly owned subsidiary of
Corning Incorporated
(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)
018680306
(CUSIP Number of Class of Securities)

Lewis A. Steverson
Senior Vice President and General Counsel
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831
Telephone:  (607) 974-9000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clare O’Brien
David Connolly
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
Telephone:  (212) 848-4000

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$311,921,798.50	$31,410.52
(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 15,803,585 shares of common stock of Alliance Fiber Optic Products, Inc. issued and outstanding as of April 20, 2016, multiplied by $18.50, the per share tender offer price, (b) 554,800 shares of common stock subject to outstanding stock options as of April 20, 2016, with an exercise price less than $18.50, multiplied by $11.12, which is the offer price of $18.50 per share minus the weighted average exercise price for such options of $7.38 per share, (c) 508,000 shares of restricted stock units as of April 20, 2016, multiplied by $18.50, the per share tender offer price and (d) 208,360 shares issuable pursuant to an employee stock purchase plan as of April 20, 2016, multiplied by $18.50, the per share tender offer price.  The calculation of the filing fee is based on information provided by Alliance Fiber Optic Products, Inc. as of April 20, 2016.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $31,410.52	Filing Party: Apricot Merger Company and
Corning Incorporated
Form or Registration No.: Schedule TO-T	Date Filed: April 21, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 7 filed with the Securities and Exchange Commission on June 6, 2016, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on April 21, 2016, by both Apricot Merger Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Corning Incorporated, a New York corporation (“Corning”), and Corning.  The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, and the related rights to purchase shares of Series A Preferred Stock distributed to the holders of the common stock of Alliance Fiber Optic Products, Inc., a Delaware corporation (“AFOP”), pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agreement”) (each, a “Share” and collectively, the “Shares”) of AFOP, at a price of $18.50 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 21, 2016 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Schedule TO.

Items 1 through 7, 9, and 11.

Items 1 through 7, 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 5:00 P.M., New York City time, on June 3, 2016, having been previously extended pursuant to the Dow Corning Extension.  The Depositary has advised Corning and the Purchaser preliminarily that 12,306,701 Shares were validly tendered and not validly withdrawn (not including approximately 454,868 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 77% of the outstanding Shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn will be accepted for payment in accordance with the terms of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

The Purchaser and Corning intend to effect a merger pursuant to Section 251(h) of the DGCL without a meeting of stockholders of AFOP  in which the Purchaser will be merged with and into AFOP, with AFOP surviving the Merger and continuing as a wholly-owned subsidiary of Corning. In the Merger, each Share not acquired in the Offer and issued and outstanding immediately prior to the Effective Time (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be converted into the right to receive the Offer Price, net to the holder thereof in cash, without interest and less any applicable withholding taxes, except for Shares owned or held in treasury by AFOP or owned by any subsidiary of AFOP, shares owned by Corning or any other direct or indirect subsidiary of Corning or shares held by stockholders who have properly made and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, which Shares will be cancelled and will cease to exist at the Effective Time without any consideration delivered in exchange therefor. All Shares converted into the right to receive the Offer Price will cease to be outstanding and will be automatically cancelled and will cease to exist. In addition, upon completion of the Merger, the common stock of AFOP will be delisted and will cease to be traded on the Nasdaq.

On June 6, 2016, Corning issued a press release announcing the expiration and preliminary results of the Offer and the expected completion of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.”

Items 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release of Corning Incorporated, dated June 6, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2016

APRICOT MERGER COMPANY

By:	/s/ William L. Juan
Name:	William L. Juan
Title:	Secretary

CORNING INCORPORATED

By:	/s/ Linda E. Jolly
Name:	Linda E. Jolly
Title:	Vice President & Corporate Secretary

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated April 21, 2016.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in the New York Times on April 21, 2016.

(a)(5)(A)*	Joint press release issued by Corning and AFOP on April 7, 2016 incorporated by reference to the Schedule TO-C filed by Corning Incorporated and Purchaser on April 8, 2016.

(a)(5)(B)*	Press Release of Corning Incorporated, dated May 13, 2016.

(a)(5)(C)	Press Release of Corning Incorporated, dated June 6, 2016.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of April 7, 2016, by and among Corning, Purchaser and AFOP.

(d)(2)*	Confidentiality Agreement, dated as of February 17, 2015, by and between Corning and AFOP.

(d)(3)*	Exclusivity Agreement, dated as of January 13, 2016, by and between Corning and AFOP.

(d)(4)*	Amendment No. 1 to Agreement and Plan of Merger by and among Corning Incorporated, Apricot Merger Company and Alliance Fiber Optic Products, Inc. dated as of June 1, 2016.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.